Exhibit 99.3 – Replacing Exhibit 99.3 filed February 13, 2009

Friday, November 21, 2008 As of 9:08 PM EST  Arts & Entertainment  The Wall Street Journal
ARTS & ENTERTAINMENT
NOVEMBER 21, 2008, 9:08 P.M. ET

The Fine Art of Surviving the Crash in Auction Prices
By ALEXANDRA PEERS

So where does it go from here? The art-market bubble has burst. Prices of contemporary, modern and Impressionist artwork tumbled about 30%, and sometimes more, at the huge auctions that finished last Friday in New York. There's no guarantee that further declines aren't yet to come.

The art market's crash -- for that is what it is -- threatens to remake the art world. In the past few weeks, auctioneers, dealers, artists and collectors have changed strategies and policies, and it's likely that future changes will be even more sweeping. With Sotheby's stock hovering at about $9, down from $50 a year ago, it's now cheaper to buy the 164-year old brand than all the art it sold in the past three months.

It's all been a reality check for art collectors. Noted one West Coast art dealer: "Their houses are worth less, their stocks are worth less, but they thought their Rudolph Stingel was still priced the same? No."

In the wake of the auctions, says Tobias Meyer, a vice chairman of Sotheby's: "The price disparity between good and great has widened to humongous." The problem for the trillion-dollar global art industry is that most of the art it has for sale is, by definition, just average.

Here, a look at how the art-market retrenchment will affect its players:

The Auctioneers

Cutbacks are coming. Sotheby's CEO William Ruprecht told analysts in a conference call that "we'll be resizing our organization" and "there are no sacred cows." And while Christie's is not publicly traded, the two top auction houses' moves often mirror each other.

The "recipe for all the auction houses has changed," said Michael McGinnis of Phillips de Pury auctioneers, in the wake of sales last Thursday and Friday in which only about 60% of the art the company put on the block sold. All the auctioneers are likely to focus on "volume control," offering more "focused, targeted" sales at the next big round of auctions next spring.

They're also likely to push more of the risk of selling art onto collectors. In recent years, in a booming market, auctioneers often offered sellers guarantees of minimum amounts -- but the auction house would profit on the upside. Mr. Ruprecht told the analysts that "going forward, we will generally not be using our capital for guarantees."

Sellers, of course, may not let the auctioneers off easy. They'll increasingly be requesting clauses in their contracts allowing them to take art off the block if market conditions change and promises regarding catalogue entries and the touring and exhibition of their works, says Jo Backer Laird, art-law attorney at Patterson Belknap Webb & Tyler and former general counsel of Christie's. If they're smart, she says, they'll insist that specific marketing proposals for their pieces be included in their contracts.

The Dealers

It's been lucrative to be in the art business in the past few years, but it's also been quite costly. "Dealers fighting for market share have had to open spaces around the world or lose their artists to other galleries," says John Martin, a London dealer who also runs the Art Dubai contemporary art fair.

In that light, last week's contemporary art sales were "a disaster, but it's a good one," says dealer David Nahmad, one of the world's most active art buyers. Dealers, by and large, were the ones ponying up for the art that did sell at auction in recent weeks, with Larry Gagosian, Jack Tilton and Robert Mnuchin raising paddles.

The downturn was foreseeable, and some dealers started strategizing early, says Robert Goff, principal of Chelsea's Goff & Rosenthal gallery. Last April, his gallery halted price increases, trimmed its stable of artists and cut down on art fairs. Meanwhile, "we're still selling," he says, though not at the breakneck pace of last year. In New York, only a couple of galleries have closed their doors so far, but several are opening only "by appointment" and not staging new shows.

The Artists

And for the legions of young artists who came of age during the boom, right now "it's a case of spray and pray," says New York private dealer Andrew Terner, who curates of the art collection of the Four Seasons restaurant.

“The price disparity between good and great has widened to humongous.” Tobias Meyer, a vice chairman of Sotheby's

Consider Peter Doig, a Canadian who paints works inspired in part by horror films. Mr. Doig's works skyrocketed in the past five years -- from about $400,000 in 2003 to millions of dollars as Peter Norton, Don and Mera Rubell, Charles Saatchi and even the Museum of Modern Art added Doigs to their collections. Collector "waiting lists" for his new works inflated prices and, last year, Georgian industrialist Boris Ivanishvili bought one for $11.4 million. But last Wednesday a Doig priced at about $5.5 million couldn't break half that and didn't sell.

Painter Kehinde Wiley, 31, has had tremendous success with his skilled, Renaissance-style portraiture of black men. He is collected by Susan and Michael Hort, LL Cool J and Russell Simmons, among others. Mr. Wiley says he's aware that his paintings, meant to be somewhat spiritual, have an element of being "high-end luxury goods for the wealthy." But he says that before he even arrived for the party celebrating his recent show at Deitch Projects, "I heard half [the works] were sold."

Indeed, since nearly $747 million of art did change hands at the auctions (a total that would have been considered robust just five years ago), what was in demand? Paintings that sold well were by veteran artists with a small following of extremely passionate collectors in search of works that rarely come up for auction: Edvard Munch, Joseph Cornell and Kazimir Malevich, by and large, defied the slump. Blue-chip, mid-career artists about to have major shows or who have major patrons also are faring well, at auction and in private sales. Women artists, by and large, are selling better than men, as they play catch-up on the price run-ups of the past few years. Works that had been owned by a famous collector, such as Donald Judd or even Lehman CEO Richard Fuld Jr., largely escaped the rout, too.

Nonetheless, some big plans have been scaled back for big names. Since last spring, Sotheby's and Japanese art star Takashi Murakami have been negotiating and structuring a solo sale of his works, similar to the Damien Hirst blowout in September. Now, those plans have been canceled, Sotheby's insiders say.

The Collectors

Certainly collectors have seen the value of their art fall sharply -- and those who've bought in bulk or taken out loans against their collections could face serious financial hits. But art collecting is a passion, even an addiction, that doesn't end based on market trends, says Larry Warsh, a leading collector of U.S. and Chinese contemporary art. Indeed, the collector may now be in the catbird seat.

Dealers "are offering very fair prices," says Miami real-estate developer and art collector Craig Robins. Indeed, he argues that the volume of art sales going on in the weak economy points to the "strength -- not the weakness -- of the art market." Right now, says auctioneer Christopher Burge, Christie's chairman emeritus, collectors are "finding excuses not to buy." But he's seen several downturns in 40 years at the rostrum, and they don't last. Ultimately, art behaves much like luxury real estate, he says, with the best material holding and increasing in value. Moreover, bad economies have traditionally spurred better contemporary art, he says.

That said, art sellers of all stripes are refocusing their marketing on the very top end of the market. Earlier this month, in a soaring penthouse apartment overlooking Carnegie Hall, Palm Beach art-fair organizer David Lester spoke to a crowd that included host Wilbur Ross, coal billionaire; members of the Bancroft family (until recently, owners of this newspaper); and designer Mario Buatta. Urging them to attend his American International Art Fair in February -- and its new menu for VIP guests of golf outings, private museum tours and dinner at Donald Trump's Mar-a-Lago -- he revealed the silver lining of the current downturn. "Things are going to come to market that would not normally become available," he said. "There are opportunities."

Ms. Peers writes on art and the art market for The Wall Street Journal.

Printed in The Wall Street Journal, page D7

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